SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                Form 40-F     X

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), Form S-3 No. 2-98605 (Canadian Pacific Railway Company) and Form F-9 No. 333-14014 (Canadian Pacific Railway Company).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date:	August 1, 2003		Signed: Robert V. Horte
		By:	Name: Robert V. Horte Title: Senior Assistant Corporate Secretary

MANAGEMENT’S DISCUSSION AND ANALYSIS

SECOND QUARTER REPORT 2003

Release: Immediate, July 23, 2003

CPR SECOND-QUARTER RESULTS SHOW GROWTH IN BUSINESS;
SPECIAL CHARGE AND HIGH FUEL PRICES REDUCE NET INCOME

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) said today that business grew in the second quarter of 2003, however, a special charge of $150 million was largely responsible for net income declining to $29 million in the quarter, from $169 million in the second quarter of 2002. Diluted earnings per share were $0.18 in the three-month period ending June 30, 2003, compared with $1.06 in the same period of 2002.

The special charge of $150 million ($228 million before tax), announced in June, recognizes the cost of productivity measures and a write-down to fair value of under-performing assets. The charge provides for a program to eliminate 820 job positions by the end of 2005 and for a restructuring of CPR’s Northeastern U.S. network to improve its economic performance. These initiatives are aimed at getting costs in line with the new reality of high fuel prices and a stronger Canadian dollar.

Income, excluding foreign exchange gains on long-term debt and non-recurring items, which are comprised of the special charge in 2003, was $87 million in second-quarter 2003, compared with $111 million in the same period a year earlier. Diluted earnings per share on this basis were $0.55 in second-quarter 2003, compared with $0.70 in the second quarter of 2002.

“We’re pleased with the progress CPR is making on its growth strategy with freight revenues up 5 per cent prior to the effects of foreign exchange,” Rob Ritchie, President and Chief Executive Officer of CPR, said. “Volumes were up in five of CPR’s seven commodity groups, including a big surge in our intermodal business, however, our earnings were affected by higher fuel prices, a stronger Canadian dollar and increasing pension costs.

“We anticipate a rebound in bulk commodities later this year. To prepare for this rebound, we have been aggressively working on our track maintenance programs. We are also moving quickly to improve our train productivity by changing out a large part of the existing intermodal car fleet for more productive and standardized double-stack cars, and by expanding our fleet of high-capacity locomotives to run longer trains. These actions will allow us to handle the expected bulk volumes and intermodal growth in a more cost-effective manner,” Mr. Ritchie said.

Second-quarter 2003 operating income, excluding the special charge, was $191 million, compared with $219 million in the same period last year. The decline was due to the effect of persistently high fuel prices, a reduction in other revenues, and the net result of the stronger Canadian dollar. The change in the foreign exchange rate had a $31-million favourable impact on expenses incurred in U.S. dollars but reduced U.S. dollar-denominated revenues by $40 million. Excluding the special charge, CPR’s operating ratio for the second quarter this year was 79.1 per cent, compared with 76.3 per cent in the second quarter of 2002.

Revenues from freight increased to $875 million in the second quarter of 2003, from $873 million in the same period of 2002.

•	Intermodal freight generated revenue growth of $24 million, or 11 per cent, mainly on the strength of new business with major ocean container shipping companies through the Port of Vancouver. There was also growth in domestic container volumes.
•	Sulphur and fertilizer revenues were up $6 million, or 6 per cent, reflecting an increase in CPR’s market share of export potash and a stronger sulphur market.
•	A decline in revenues in the automotive, forest products and industrial products businesses was mostly attributable to the foreign exchange impact on revenues earned in U.S. dollars.

Operating expenses, excluding the special charge, were $723 million in the second quarter of 2003, compared with $704 million in the same period of 2002.

•	CPR’s fuel expense increased $15 million, or 16 per cent, reflecting high crude prices and refining margins.
•	Depreciation and amortization expense was up $8 million, or 10 per cent, largely reflecting CPR’s investments in new assets.
•	Materials expense rose $6 million, or 16 per cent, due to higher locomotive service and maintenance costs as freight volumes increased in the quarter.
•	Equipment rents expense declined $7 million, or 10 per cent, primarily due to foreign exchange rates.
•	Compensation and benefits expense remained flat as higher costs associated with inflation, pensions, fringe benefits and additional work stemming from intermodal growth were offset by lower variable incentive compensation costs and the positive impact of foreign exchange.

Other charges increased to $8 million in the second quarter of 2003, compared with income of $5 million in the same period of 2002, largely due to smaller realized foreign exchange gains on working capital denominated in U.S. dollars in the second quarter of 2003.

Interest expense declined $8 million in the second quarter of 2003, compared with the same period of 2002. The improvement reflected the benefits of lower-cost financing and the strengthening Canadian dollar.

YEAR-TO-DATE RESULTS

For the first six months of 2003, CPR’s net income was $131 million, compared with $305 million in the first half of 2002. Diluted earnings per share were $0.82 in the first half of 2003, compared with $1.91 in the same period a year earlier.

Income, excluding foreign exchange gains on long-term debt and non-recurring items, which are comprised of the special charge in 2003 and a tax settlement in 2002, for the first half of 2003 was $125 million, compared with $179 million in the first six months of 2002. On the same basis, diluted earnings per share were $0.79, compared with $1.12.

Operating income, before the special charge, was $309 million in the first half of 2003, compared with $395 million in the same period of 2002. Year-to-date, the stronger Canadian dollar had a $44-million favourable impact on expenses but reduced revenues by $59 million. Excluding the special charge, CPR’s operating ratio for the same period was 82.8 per cent, compared with 78.0 per cent.

Freight volumes were up 3 per cent in the first six months of the year. Freight revenues for the same period were $1,710 million, a $3-million decline from freight revenues in the first half of 2002. Growth of $43 million, or 10 per cent, in intermodal, and $11 million, or 5 per cent, in sulphur and fertilizers, offset declines of $28 million, or 9 per cent, in grain, $10 million, or 5 per cent, in industrial products, and $10 million, or 5 per cent, in forest products.

Operating expenses, excluding the special charge, were $1,484 million in the first half of 2003, compared with $1,403 million in the same period a year earlier. Most of this increase was due to high fuel prices, which increased fuel costs by $37 million, and due to purchased services, which were up $32 million. The increase in purchased services expense reflected sharply higher insurance premiums, a rise in derailment costs, as well as the benefit of a $15-million insurance settlement in the first quarter of 2002.

OUTLOOK

The anticipated gains in productivity, combined with the Canadian grain industry forecast for the crop to be harvested this year, are expected to mitigate the majority of the effects of sustained high fuel prices and the higher Canadian dollar. Assuming these factors remain relatively stable for the balance of the year, the company’s results should be in line with those in the second half of 2002.

NON-RECURRING ITEMS AND FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

Non-recurring items in the second quarter of 2003 reflect a special charge of $228 million ($150 million after tax) related to eliminating 820 job positions, writing down to fair value under-performing assets, and restructuring CPR’s Northeastern U.S. network. The special charge is comprised of: a $105-million accrual ($69 million after tax) to eliminate 370 job positions in 2003, 330 in 2004, and 120 in 2005; a $116-million write-down ($75 million after tax) of CPR’s investment in its Northeastern U.S. operations to more accurately reflect the current fair value of the operations and the impact of restructuring; and a $7-million write-off ($6 million after tax) of non-beneficial assets as CPR absorbs its supply chain management subsidiary into the railway and ends its participation in an industry-wide procurement entity. In addition, CPR had a $98-million ($92 million after tax) foreign exchange gain on long-term debt, compared with the second quarter of 2002 when CPR had a $58-million ($58 million after tax) gain.

Non-recurring items in the first half of 2003 are comprised solely of the special charge. Foreign exchange gains on long-term debt were $169 million ($156 million after tax). In the first half of 2002, CPR had a $72-million income tax benefit stemming from a favourable tax court ruling related to prior years and a $54-million ($54 million after tax) foreign exchange gain on long-term debt.

Note on Non-GAAP Earnings Measures: CPR’s results, excluding (or before) foreign exchange gains and losses on long-term debt and non-recurring items as described in this news release, are presented to provide the reader with information that is readily comparable to the prior period’s results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at CPR. It should be noted that operating results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, may not be readily comparable to similar measures of other companies. A reconciliation of income, excluding non-recurring items and foreign exchange gains and losses on long-term debt, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.

This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.

Canadian Pacific Railway, recognized internationally for its scheduled railway operations, is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell
Tel.: (403) 319-7591	Vice-President, Investor Relations
Cell: (403) 650-2748	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$874.8	$873.0
Other	39.3	49.5

	914.1	922.5

Operating expenses
Compensation and benefits	277.2	277.4
Fuel	105.3	90.6
Materials	46.9	40.5
Equipment rents	63.1	69.9
Depreciation and amortization	93.2	84.8
Purchased services and other	137.7	140.3

	723.4	703.5

Operating income before special charge	190.7	219.0

Special charge for labour restructuring and asset impairment (Note 7)	228.5	—

Operating income (loss)	(37.8)	219.0

Other charges (income) (Note 5)	8.2	(5.2)
Foreign exchange gains on long-term debt	(98.3)	(57.9)
Interest expense (Note 6)	53.9	61.8
Income tax (recovery) expense	(30.5)	51.6

Net income	$28.9	$168.7

Basic earnings per share (Note 9)	$0.18	$1.06

Diluted earnings per share (Note 9)	$0.18	$1.06

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Revenues
Freight	$1,709.7	$1,712.8
Other	83.2	85.1

	1,792.9	1,797.9

Operating expenses
Compensation and benefits	562.3	566.7
Fuel	210.9	174.2
Materials	96.9	89.0
Equipment rents	129.9	134.4
Depreciation and amortization	186.5	172.9
Purchased services and other	297.5	265.8

	1,484.0	1,403.0

Operating income before special charge	308.9	394.9

Special charge for labour restructuring and asset impairment (Note 7)	228.5	—

Operating income	80.4	394.9

Other charges (Note 5)	12.7	7.5
Foreign exchange gains on long-term debt (Note 4)	(169.1)	(54.2)
Interest expense (Note 6)	112.2	126.1
Income tax (recovery) expense	(6.6)	10.4

Net income	$131.2	$305.1

Basic earnings per share (Note 9)	$0.83	$1.93

Diluted earnings per share (Note 9)	$0.82	$1.91

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2003	2002
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$49.8	$284.9
Accounts receivable	401.4	443.0
Materials and supplies	121.6	108.9
Future income taxes	72.8	72.5

	645.6	909.3

Investments	100.3	92.2
Net properties	8,140.4	8,149.3
Other assets and deferred charges	531.2	510.0

Total assets	$9,417.5	$9,660.8

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$6.7	$—
Accounts payable and accrued liabilities	910.2	984.2
Income and other taxes payable	15.9	92.6
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year	10.1	400.8

	963.1	1,497.8

Deferred liabilities	667.3	654.4
Long-term debt	3,095.6	2,922.1
Future income taxes	1,214.1	1,200.1

Shareholders’ equity
Share capital	1,116.3	1,116.1
Contributed surplus	291.1	291.1
Foreign currency translation adjustments	122.3	122.3
Retained income	1,947.7	1,856.9

	3,477.4	3,386.4

Total liabilities and shareholders’ equity	$9,417.5	$9,660.8

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$28.9	$168.7
Add (deduct) items not affecting cash:
Depreciation and amortization	93.2	84.8
Future income taxes	(31.7)	49.3
Restructuring and impairment charge (Note 7)	228.5	—
Foreign exchange gains on long-term debt	(98.3)	(57.9)
Amortization of deferred charges	5.3	3.1
Other	—	(1.7)

	225.9	246.3

Restructuring payments	(24.1)	(27.2)
Other operating activities, net	(22.1)	(42.7)
Change in non-cash working capital balances related to operations	(73.3)	(2.8)

Cash provided by operating activities	106.4	173.6

Investing activities
Additions to properties	(168.2)	(143.8)
Other investments	(7.1)	—
Net (costs) proceeds from disposal of transportation properties	(6.2)	0.5

Cash used in investing activities	(181.5)	(143.3)

Financing activities
Dividends on Common Shares	(20.2)	(20.2)
Issuance of Common Shares	0.2	0.9
Net increase in short-term borrowing	7.2	206.3
Repayment of long-term debt	(368.0)	(398.8)

Cash used in financing activities	(380.8)	(211.8)

Cash position
Decrease in net cash	(455.9)	(181.5)
Net cash at beginning of period	505.7	502.1

Net cash at end of period	$49.8	$320.6

Net cash is defined as:
Cash and short-term investments	$49.8	$320.6

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Operating activities
Net income	$131.2	$305.1
Add (deduct) items not affecting cash:
Depreciation and amortization	186.5	172.9
Future income taxes	(10.5)	5.7
Restructuring and impairment charge (Note 7)	228.5	—
Foreign exchange gains on long-term debt (Note 4)	(169.1)	(54.2)
Amortization of deferred charges	10.7	8.6
Other	—	(7.2)

	377.3	430.9

Restructuring payments	(46.2)	(53.6)
Other operating activities, net	(50.2)	(67.9)
Change in non-cash working capital balances related to operations	(118.3)	(103.4)

Cash provided by operating activities	162.6	206.0

Investing activities
Additions to properties	(350.5)	(204.0)
Other investments	(6.2)	0.9
Net (costs) proceeds from disposal of transportation properties	(7.4)	(3.0)

Cash used in investing activities	(364.1)	(206.1)

Financing activities
Dividends on Common Shares	(40.4)	(40.4)
Issuance of Common Shares	0.2	1.3
Net increase in short-term borrowing	7.2	206.3
Issuance of long-term debt	371.0	—
Repayment of long-term debt	(371.6)	(403.4)

Cash used in financing activities	(33.6)	(236.2)

Cash position
Decrease in net cash	(235.1)	(236.3)
Net cash at beginning of period	284.9	556.9

Net cash at end of period	$49.8	$320.6

Net cash is defined as:
Cash and short-term investments	$49.8	$320.6

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the six months
	ended June 30
	2003	2002
	(unaudited)	(unaudited)

Balance, January 1	$1,856.9	$1,441.7

Net income for the period	131.2	305.1

Dividends
Common Shares	(40.4)	(40.4)

Balance, June 30	$1,947.7	$1,706.4

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s 2002 annual consolidated financial statements, except as discussed in Note 2, and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policies

Guarantees
In February 2003, the CICA adopted Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees.” The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and is effective for periods beginning on or after January 1, 2003.

Variable Interest Entities
Effective April 1, 2003, the Company adopted, on a prospective basis, CICA Accounting Guideline 15 “Consolidation of Variable-Interest Entities” (“VIE”). The guideline requires the primary beneficiary of a VIE to consolidate the VIE when the majority equity owner has not provided the VIE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the VIE. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. CPR has one VIE of which it is the primary beneficiary and which meets the criteria for consolidation. The impact of consolidating the VIE on April 1, 2003, was an increase in net properties of $193.5 million, and an increase in long-term debt of $193.5 million.

3	Future accounting changes

Hedging transactions
In November 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships,” which will be effective for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also deals with accounting for the discontinuance of hedge relationships.

In April 2003, the CICA approved certain revisions to AcG 13. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect on net income of adopting this guideline will be immaterial.

Asset retirement obligations
The CICA approved a new Handbook section, “Asset Retirement Obligations,” to replace the current guidance on future removal costs included in the CICA accounting standard 3061 “Property, Plant and Equipment.” The new standard is effective for years beginning on or after January 1, 2004. It requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s current practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when they are not legal obligations. The effect of adopting this standard on January 1, 2004, has not yet been determined.

Stock-based compensation
The CICA issued an exposure draft in 2003 that will require companies to account for stock options at their fair value. CPR will adopt the new accounting rules on a prospective basis for options issued for years beginning in 2004. The impact is not expected to be material.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

4	Foreign exchange gains on long-term debt

Foreign exchange gains on long-term debt in the first quarter of 2003 include $4.1 million of foreign exchange losses on approximately US$250.0 million in cash. CPR designated the cash as a hedge to manage its exposure to fluctuations in the U.S. dollar related to the maturity during the second quarter of its US$250.0 million 6.875% Debentures.

5	Other charges (income)

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2003	2002	2003	2002

Amortization of discount on accruals recorded at present value	$5.3	$3.1	$10.7	$8.6
Other exchange (gains) losses	0.2	(10.7)	(2.0)	(6.2)
Charges on sale of accounts receivable	1.2	0.9	2.1	1.6
Other	1.5	1.5	1.9	3.5

Total other charges (income)	$8.2	$(5.2)	$12.7	$7.5

During the first quarter of 2002, included in “Other” above were charges related to the early redemption of CPR’s 8.85% Debentures, specifically a call premium of $17.5 million and accelerated amortization of deferred financing charges of $2.5 million, which were largely offset by $20.0 million of interest income on an income tax settlement related to prior years.

6	Interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2003	2002	2003	2002

Interest expense	$55.7	$65.9	$115.3	$133.8
Interest income	(1.8)	(4.1)	(3.1)	(7.7)

Total interest expense	$53.9	$61.8	$112.2	$126.1

7	Special charge for labour restructuring and asset impairment

In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. This was comprised of a charge of $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the company as a result of the staff downsizing; and a $116.1 million write-down to fair market value of the assets of CPR’s Northeastern U.S. subsidiary, Delaware and Hudson Railway, Inc. (“D&H”), including a $21.8-million accrual for the impact of the labour restructuring. The special charge also includes a write-off of two non-beneficial investments, a supply-chain management subsidiary and an investment in an industry-wide procurement entity, totalling $6.9 million.

The reductions in staff will be completed by the end of 2005, however, ongoing payments of termination benefits to certain employees are expected to continue to 2009.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

8	Restructuring and environmental remediation

At June 30, 2003, the provision for restructuring and environmental remediation was $513.0 million (June 30, 2002 — $489.5 million). This provision primarily includes labour liabilities for restructuring plans including those discussed in Note 7, “Special charge for labour restructuring and asset impairment.” These payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with its plans for restructuring and its environmental remediation program:

Three months ended June 30, 2003

	Opening Balance April 1 2003	Accrued	Payments	Amortization of Discount	Foreign Exchange Impact	Closing Balance June 30 2003

Labour liability for termination plans	$289.7	125.3	(17.3)	3.1	(4.0)	$396.8
Other non-labour liabilities for exit plans	14.3	2.0	(3.7)	0.1	(1.0)	11.7

Total restructuring liability	304.0	127.3	(21.0)	3.2	(5.0)	408.5

Environmental remediation program	111.1	—	(3.1)	0.1	(3.6)	104.5

Total restructuring and environmental remediation liability	$415.1	127.3	(24.1)	3.3	(8.6)	$513.0

Six months ended June 30, 2003

	Opening Balance January 1 2003	Accrued	Payments	Amortization of Discount	Foreign Exchange Impact	Closing Balance June 30 2003

Labour liability for termination plans	$310.3	125.3	(36.9)	6.3	(8.2)	$396.8
Other non-labour liabilities for exit plans	16.0	2.0	(5.1)	0.2	(1.4)	11.7

Total restructuring liability	326.3	127.3	(42.0)	6.5	(9.6)	408.5

Environmental remediation program	115.5	—	(4.2)	0.1	(6.9)	104.5

Total restructuring and environmental remediation liability	$441.8	127.3	(46.2)	6.6	(16.5)	$513.0

The amount accrued is included in the special charge to income while the amortization of the discount and foreign exchange are charged to income as other charges.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

9	Earnings per share

At June 30, 2003, the number of shares outstanding was 158.5 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPRL shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2003	2002	2003	2002

Weighted average shares outstanding	158.5	158.4	158.5	158.4
Dilutive effect of stock options	0.8	1.3	0.7	1.2

Weighted average diluted shares outstanding	159.3	159.7	159.2	159.6

(in dollars)

Basic earnings per share	$0.18	$1.06	$0.83	$1.93
Diluted earnings per share	$0.18	$1.06	$0.82	$1.91

10	Stock-based compensation — additional disclosure

In 2003, under CPR’s stock option plans, the Company issued 1,638,580 options to purchase Common Shares at prices ranging from $31.45 to $32.82 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 531,740 SARs were issued at similar exercise prices.

During 2003, 16,700 options and 8,350 tandem SARs issued since January 1, 2002, were forfeited. The exercise prices of the options and tandem SARs forfeited ranged from $30.50 to $31.45 per share.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

10	Stock-based compensation — additional disclosure (continued)

These options granted do not result in a charge to net income, as the exercise price equals the market price at the grant date. Had CPR used the fair value method, the fair value of options would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the six months
		ended June 30		ended June 30
		2003	2002	2003	2002

Net income (in millions)	As reported	$28.9	$168.7	$131.2	$305.1
	Pro forma	$27.7	$167.9	$129.4	$303.9

(in dollars)

Basic earnings per share	As reported	$0.18	$1.06	$0.83	$1.93
	Pro forma	$0.17	$1.06	$0.82	$1.92

Diluted earnings per share	As reported	$0.18	$1.06	$0.82	$1.91
	Pro forma	$0.17	$1.05	$0.81	$1.90

Under the fair value method, the pro forma fair value of options at the grant date calculated using the Black-Scholes option-pricing model is estimated to be $9.3 million for options issued in 2003 (2002 — $8.0 million). The weighted average assumptions were approximately:

	For the six months ended June 30
	2003	2002

Expected option life (years)	4.44	4.50
Risk-free interest rate	4.23%	4.89%
Expected stock price volatility	30%	30%
Expected annual dividends per share	$0.50	$0.51

11	Commitments and contingencies

Guarantees
In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees which extend over the term of the contracts. These guarantees include, but are not limited to:

•	Residual value guarantees on operating lease commitments of $58.3 million at June 30, 2003;
•	Guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment or properties, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and
•	Indemnifications of certain tax-related payments incurred by lessors.

The maximum amount that could be payable under these guarantees cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2003, these accruals amounted to $8.3 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003
(unaudited)

12	Consolidated financial ratios

The following ratios are provided in connection with CPR’s continuous offering of Medium-Term Notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	June 30	December 31
(times)	2003	2002

Interest coverage on long-term debt
Interest coverage on long-term debt before non-recurring items and foreign exchange on long-term debt	2.8	3.0
Interest coverage on long-term debt after non-recurring items and foreign exchange on long-term debt	2.7	3.4

Net tangible asset coverage on long-term debt
Before the effect of future income taxes	2.5	2.4
After the effect of future income taxes	2.1	2.0

13	Subsequent events

The Company issued $350 million in Medium-Term Notes for settlement on July 2, 2003, with a coupon rate of 4.9% due June 15, 2010. The proceeds received from the transaction were $324.8 million, incorporating a $23.3-million loss paid to settle interest rate locks on $200 million of long-term debt. The interest rate locks were accounted for as a cash flow hedge and will now be amortized over the seven-year life of the issue.

On July 2, 2003, the Company entered into cross-currency, fixed to floating interest rate swap agreements of $105 million which will convert a portion of the $350 million in Medium-Term Notes to floating rate US dollar-denominated debt. The Company will apply hedge accounting to the cross-currency, fixed to floating interest rate swap agreements.

The following table discloses the terms of the agreements:

Expiration	June 15, 2010

Principal swapped (Paying Cdn$ millions)	$105.0
Principal swapped (Receiving US$ millions)	$77.3

Fixed receiving rate	4.9%
Variable paying rate(1)	1.6%

(1)	Based on US three-month LIBOR.

On July 1, 2003, the Company entered into an agreement to acquire US$67 million of equipment in the third quarter, which it expects to transfer to a financial leasing company with which it will enter into an operating lease.

14	Reclassification

Certain prior year’s figures have been reclassified to conform with the presentation adopted in 2003.

Summary of Rail Data

Second Quarter					Year-to-date

2003	2002	Variance	%		2003	2002	Variance	%

				Financial (millions, except per share data)
				Revenues
$874.8	$873.0	$1.8	0.2	Freight	$1,709.7	$1,712.8	$(3.1)	(0.2)
39.3	49.5	(10.2)	(20.6)	Other	83.2	85.1	(1.9)	(2.2)

914.1	922.5	(8.4)	(0.9)		1,792.9	1,797.9	(5.0)	(0.3)

				Expenses(1)
277.2	277.4	(0.2)	(0.1)	Compensation and benefits	562.3	566.7	(4.4)	(0.8)
105.3	90.6	14.7	16.2	Fuel	210.9	174.2	36.7	21.1
46.9	40.5	6.4	15.8	Materials	96.9	89.0	7.9	8.9
63.1	69.9	(6.8)	(9.7)	Equipment rents	129.9	134.4	(4.5)	(3.3)
93.2	84.8	8.4	9.9	Depreciation and amortization	186.5	172.9	13.6	7.9
137.7	140.3	(2.6)	(1.9)	Purchased services and other	297.5	265.8	31.7	11.9

723.4	703.5	19.9	2.8		1,484.0	1,403.0	81.0	5.8

190.7	219.0	(28.3)	(12.9)	Operating income before special charge	308.9	394.9	(86.0)	(21.8)

8.2	(5.2)	13.4	—	Other (income) charges	12.7	7.5	5.2	69.3
53.9	61.8	(7.9)	(12.8)	Interest expense	112.2	126.1	(13.9)	(11.0)
41.2	51.3	(10.1)	(19.7)	Income tax expense before non-recurring items and foreign exchange gains on long-term debt(2)	58.9	82.3	(23.4)	(28.4)

87.4	111.1	(23.7)	(21.3)	Income before non-recurring items and foreign exchange gains on long-term debt(2)	125.1	179.0	(53.9)	(30.1)

				Foreign exchange gains on long-term debt (FX on LTD)
98.3	57.9	40.4	—	FX on LTD	169.1	54.2	114.9	—
(6.7)	(0.3)	(6.4)	—	Income tax on FX on LTD	(12.9)	(0.1)	(12.8)	—

91.6	57.6	34.0	—	FX on LTD (net of tax)	156.2	54.1	102.1	—
				Non-recurring items
(228.5)	—	(228.5)	—	Special charge for labour restructuring and asset impairment	(228.5)	—	(228.5)	—
78.4	—	78.4	—	Income tax on special charge	78.4	—	78.4	—

(150.1)	—	(150.1)	—	Special charge (net of tax)	(150.1)	—	(150.1)	—
—	—	—	—	Income tax settlement related to prior years	—	72.0	(72.0)	—

$28.9	$168.7	$(139.8)	(82.9)	Net income	$131.2	$305.1	$(173.9)	(57.0)

				Earnings per share (EPS)
$0.18	$1.06	$(0.88)	(83.0)	Basic earnings per share	$0.83	$1.93	$(1.10)	(57.0)
$0.18	$1.06	$(0.88)	(83.0)	Diluted earnings per share	$0.82	$1.91	$(1.09)	(57.1)
				EPS before non-recurring items and FX on LTD
$0.55	$0.70	$(0.15)	(21.4)	Basic earnings per share	$0.79	$1.13	$(0.34)	(30.1)
$0.55	$0.70	$(0.15)	(21.4)	Diluted earnings per share	$0.79	$1.12	$(0.33)	(29.5)

158.5	158.4	0.1	0.1	Weighted average number of shares outstanding (millions)	158.5	158.4	0.1	0.1

79.1	76.3	2.8	—	Operating ratio before special charge (%)	82.8	78.0	4.8	—
				ROCE before non-recurring items and FX on LTD
11.5	14.0	(2.5)	—	ROCE (before tax)(2)(3) (%)	11.5	14.0	(2.5)	—
7.9	9.2	(1.3)	—	ROCE (after tax)(2)(3) (%)	7.9	9.2	(1.3)	—
46.8	48.9	(2.1)	—	Net debt to net debt plus equity (%)	46.8	48.9	(2.1)	—
$182.5	$224.2	$(41.7)	(18.6)	EBIT before special charge & FX on LTD(2)(3) (millions)	$296.2	$387.4	$(91.2)	(23.5)
$275.7	$309.0	$(33.3)	(10.8)	EBITDA before special charge & FX on LTD(1)(2) (millions)	$482.7	$560.3	$(77.6)	(13.8)

(1)	Before special charge.
(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.
(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (before tax):	Return on capital employed (before tax) = EBIT (last 12 months) divided by average net debt plus equity.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date

2003	2002	Variance	%		2003	2002	Variance	%

				Commodity Data

				Freight Revenues (millions)
$143.1	$146.1	$(3.0)	(2.1)	— Grain	$272.1	$300.2	$(28.1)	(9.4)
117.6	123.3	(5.7)	(4.6)	— Coal	221.3	229.5	(8.2)	(3.6)
111.5	105.7	5.8	5.5	— Sulphur and fertilizers	221.6	210.5	11.1	5.3
85.0	89.6	(4.6)	(5.1)	— Forest products	171.5	181.1	(9.6)	(5.3)
94.0	102.7	(8.7)	(8.5)	— Industrial products	197.2	207.1	(9.9)	(4.8)
238.2	214.2	24.0	11.2	— Intermodal	457.2	414.3	42.9	10.4
85.4	91.4	(6.0)	(6.6)	— Automotive	168.8	170.1	(1.3)	(0.8)

$874.8	$873.0	$1.8	0.2	Total Freight Revenues	$1,709.7	$1,712.8	$(3.1)	(0.2)

				Millions of Revenue Ton-Miles (RTM)
5,228	4,942	286	5.8	— Grain	10,085	10,268	(183)	(1.8)
5,852	6,151	(299)	(4.9)	— Coal	10,824	11,306	(482)	(4.3)
4,896	4,332	564	13.0	— Sulphur and fertilizers	9,597	8,310	1,287	15.5
2,746	2,703	43	1.6	— Forest products	5,493	5,488	5	0.1
3,073	3,071	2	0.1	— Industrial products	6,331	6,171	160	2.6
6,244	5,703	541	9.5	— Intermodal	11,824	10,715	1,109	10.3
741	820	(79)	(9.6)	— Automotive	1,429	1,519	(90)	(5.9)

28,780	27,722	1,058	3.8	Total RTMs	55,583	53,777	1,806	3.4

				Freight Revenue per RTM (cents)
2.74	2.96	(0.22)	(7.4)	— Grain	2.70	2.92	(0.22)	(7.5)
2.01	2.00	0.01	0.5	— Coal	2.04	2.03	0.01	0.5
2.28	2.44	(0.16)	(6.6)	— Sulphur and fertilizers	2.31	2.53	(0.22)	(8.7)
3.10	3.31	(0.21)	(6.3)	— Forest products	3.12	3.30	(0.18)	(5.5)
3.06	3.34	(0.28)	(8.4)	— Industrial products	3.11	3.36	(0.25)	(7.4)
3.81	3.76	0.05	1.3	— Intermodal	3.87	3.87	0.00	0.0
11.52	11.15	0.37	3.3	— Automotive	11.81	11.20	0.61	5.4
3.04	3.15	(0.11)	(3.5)	Freight Revenue per RTM	3.08	3.19	(0.11)	(3.4)

				Carloads (thousands)
67.8	67.2	0.6	0.9	— Grain	132.7	136.3	(3.6)	(2.6)
93.4	93.8	(0.4)	(0.4)	— Coal	175.5	181.1	(5.6)	(3.1)
50.4	47.1	3.3	7.0	— Sulphur and fertilizers	98.4	91.7	6.7	7.3
41.9	43.6	(1.7)	(3.9)	— Forest products	84.5	87.9	(3.4)	(3.9)
62.6	68.9	(6.3)	(9.1)	— Industrial products	129.1	135.9	(6.8)	(5.0)
274.4	252.3	22.1	8.8	— Intermodal	517.7	474.8	42.9	9.0
48.0	48.1	(0.1)	(0.2)	— Automotive	93.8	89.9	3.9	4.3

638.5	621.0	17.5	2.8	Total Carloads	1,231.7	1,197.6	34.1	2.8

				Freight Revenue per Carload
$2,111	$2,174	$(63)	(2.9)	— Grain	$2,050	$2,202	$(152)	(6.9)
1,259	1,314	(55)	(4.2)	— Coal	1,261	1,267	(6)	(0.5)
2,212	2,244	(32)	(1.4)	— Sulphur and fertilizers	2,252	2,296	(44)	(1.9)
2,029	2,055	(26)	(1.3)	— Forest products	2,030	2,060	(30)	(1.5)
1,502	1,491	11	0.7	— Industrial products	1,527	1,524	3	0.2
868	849	19	2.2	— Intermodal	883	873	10	1.1
1,779	1,900	(121)	(6.4)	— Automotive	1,800	1,892	(92)	(4.9)
1,370	1,406	(36)	(2.6)	Freight Revenue per Carload	1,388	1,430	(42)	(2.9)

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date

2003	2002(1)	Variance	%		2003	2002(1)	Variance	%

				Operations and Productivity

55,818	53,619	2,199	4.1	Freight gross ton-miles (GTM) (millions)	107,532	103,842	3,690	3.6
28,780	27,722	1,058	3.8	Revenue ton-miles (RTM) (millions)	55,583	53,777	1,806	3.4
10,272	9,578	694	7.2	Train-miles (thousands)	20,072	18,593	1,479	8.0

3.04	3.15	(0.11)	(3.5)	Freight revenue per RTM (cents)	3.08	3.19	(0.11)	(3.4)
2.51	2.54	(0.03)	(1.2)	Total operating expenses per RTM(2) (cents)	2.67	2.61	0.06	2.3
1.30	1.31	(0.01)	(0.8)	Total operating expenses per GTM(2) (cents)	1.38	1.35	0.03	2.2
70.42	73.45	(3.03)	(4.1)	Total operating expenses per train-mile(2) (dollars)	73.93	75.46	(1.53)	(2.0)

16,641	16,573	68	0.4	Number of active employees at end of period	16,641	16,573	68	0.4
16,507	16,410	97	0.6	Average number of active employees	15,933	15,829	104	0.7
13,898	13,888	10	0.1	Miles of road operated at end of period(3)	13,898	13,888	10	0.1

3,381	3,267	114	3.5	GTMs per average active employee (000)	6,749	6,560	189	2.9
4,016	3,861	155	4.0	GTMs per mile of road operated(3) (000)	7,737	7,477	260	3.5
674	673	1	0.1	GTMs per active locomotive per day (000)	651	685	(34)	(5.0)

5,434	5,598	(164)	(2.9)	Average train weights (tons)	5,357	5,585	(228)	(4.1)
25.7	27.5	(1.8)	(6.5)	Average train speed (mph)	25.6	27.4	(1.8)	(6.6)
170	162	8	4.9	On-line car-miles per car-day	170	161	9	5.6

1.24	1.24	0.00	0.0	U.S. gallons of fuel per 1,000 GTMs	1.29	1.26	0.03	2.4
0.95	0.76	0.19	25.0	Average fuel price excluding provincial fuel taxes	0.92	0.74	0.18	24.3
				(U.S. dollar per U.S. gallon)
69.2	66.7	2.5	3.7	Diesel fuel consumed — freight & yard	138.7	130.7	8.0	6.1
				(million U.S. gallons)

3.0	3.2	(0.2)	(6.3)	FRA personal injuries per 200,000 employee-hours	3.1	3.7	(0.6)	(16.2)
1.2	1.6	(0.4)	(25.0)	FRA train accidents per million train-miles	1.5	1.6	(0.1)	(6.3)

(1)	Prior period has been restated to conform with presentation in 2003.

(2)	Excludes special charge.

(3)	Excludes track on which CPR has haulage rights.

Canadian Pacific Railway

Management’s Discussion and Analysis

For the Three and Six Months Ended
June 30, 2003

2	Operating Results
9	Other Income Statement Items
9	Changes in Accounting Policy
10	Liquidity and Capital Resources
12	Business Risks and Critical Accounting Estimates
16	Forward-looking Information

This Management’s Discussion and Analysis supplements the consolidated financial statements and related notes for the three-month and six-month periods ended June 30, 2003. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

1

Operating Results
Other Income Statement Items
Changes in Accounting Policy
Liquidity and Capital Resources
Business Risks and Critical Accounting Estimates
Forward-Looking Information

Operating Results

Net income for Canadian Pacific Railway Limited (“CPR” or the “Company”) for the second quarter of 2003 was lower than the comparable period in 2002 by $140 million, decreasing from $169 million in 2002 to $29 million in 2003. For the six-month period net income decreased $174 million, from $305 million in 2002 to $131 million in 2003. CPR’s net income, excluding non-recurring items and foreign exchange gains and losses on long-term debt (“FX on LTD”), for the second quarter of 2003 was down $24 million from $111 million in 2002 to $87 million in 2003, and for the six-month period it decreased $54 million from $179 million in 2002 to $125 million in 2003. The Company was able to generate increased volumes in the second quarter of 2003, however, a special charge (the “special charge”), for measures to increase productivity and for the write-down to fair value of under-performing assets, was largely responsible for the decline in net income.

Earnings per share (“EPS”), on a diluted basis, for the second quarter decreased $0.88 from $1.06 in 2002 to $0.18 in 2003. For the six-month period diluted EPS declined $1.09 from $1.91 in 2002 to $0.82 in 2003. Diluted EPS, excluding non-recurring items and FX on LTD, for the second quarter was down $0.15 from $0.70 in 2002 to $0.55 in 2003, and for the year to date it was down $0.33 from $1.12 in 2002 to $0.79 in 2003.

Operating income, excluding the special charge, for the second quarter of 2003, decreased $28 million from $219 million in 2002 to $191 million in 2003. Year-to-date operating income declined $86 million, from $395 million in 2002 to $309 million in 2003. Most of the decline was due to the impact of persistently high fuel prices and the net effect of foreign exchange on revenues and expenses. The year-to-date operating income was also impacted by severe winter weather conditions and derailments.

The Company’s operating ratios, excluding the special charge, for the second quarters of 2003 and 2002 were 79.1% and 76.3%, respectively, and for the first six-months of 2003 and 2002 were 82.8% and 78.0%, respectively. The operating ratio, excluding the special charge, is calculated by dividing total operating expenses, excluding the special charge, by total revenues.

Performance indicators	Three months		Six months
	ended June 30		ended June 30

	2003	2002	2003	2002

Operating ratio, excluding special charge	79.1%	76.3%	82.8%	78.0%

Basic EPS	$0.18	$1.06	$0.83	$1.93
Diluted EPS	$0.18	$1.06	$0.82	$1.91

Basic EPS, excluding non-recurring items and FX on LTD (1)	$0.55	$0.70	$0.79	$1.13
Diluted EPS, excluding non-recurring items and FX on LTD (1)	$0.55	$0.70	$0.79	$1.12

(1)	These earnings measures have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, may not be readily comparable to similar measures of other companies. Non-recurring items are described under the subheading “Non-Recurring Items”.

CPR’s results, excluding foreign exchange gains and losses on long-term debt and non-recurring items, as described in this Management’s Discussion and Analysis (“MD&A”), are presented to provide the reader with information that is readily comparable to the prior period’s results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding non-recurring items, the results better reflect ongoing operations at

2

CPR. It should be noted that operating results, excluding non-recurring items and foreign exchange gains and losses on long-term debt, have no standardized meanings and are not defined by Canadian generally accepted accounting principles (“GAAP”) and, therefore, may not be readily comparable to similar measures of other companies. A reconciliation of income, excluding non-recurring items and foreign exchange gains and losses on long-term debt, to net income is presented below:

Summarized consolidated statement of income
(unaudited)	Three months		Six months
(Reconciliation of non-GAAP earnings to GAAP earnings)	ended June 30		ended June 30
(in millions)
	2003	2002	2003	2002

Revenues	$914	$923	$1,793	$1,798
Operating expenses	723	704	1,484	1,403

Operating income, excluding special charge	191	219	309	395

Other charges	9	(5)	13	8
Interest expense	54	62	112	126
Income tax expense, excluding income tax on FX on LTD and non-recurring income tax items(1)	41	51	59	82

Income, excluding non-recurring items and FX on LTD (1)	87	111	125	179

FX on LTD	98	58	169	54
Income tax on FX on LTD	(6)	—	(13)	—

FX on LTD (net of tax)	92	58	156	54

Non-recurring items:
Special charge	(228)	—	(228)	—
Income tax on special charge	78	—	78	—

Special charge (net of tax)	(150)	—	(150)	—

Income tax recovery	—	—	—	72

Net income	$29	$169	$131	$305

(1)	These earnings measures have no standardized meanings and are not defined by Canadian GAAP and, therefore, may not be readily comparable to similar measures of other companies. Non-recurring items are described under the subheading “Non-Recurring Items”.

■	Non-Recurring Items

The special charge of $150 million after tax ($228 million before tax) recognizes the cost of a productivity program to eliminate 820 job positions by the end of 2005 and to reflect the fair market value of certain under-performing assets. The special charge is discussed further in this MD&A under the heading “Special Charge” in the section entitled “Business Risks and Critical Accounting Estimates”.

In the first quarter of 2002, there was one non-recurring item of $72 million resulting from a favourable income tax ruling relating to prior years.

3

Volumes

CPR’s revenue ton-miles (“RTM”) in the second quarter of 2003 were 28,780 million, up from 27,722 million in the same period of 2002. RTMs for the six-month period increased to 55,583 million in 2003 from 53,777 million in 2002.

Volumes	Three months		Six months
	ended June 30		ended June 30
	(unaudited)		(unaudited)

	2003	2002	2003	2002

Carloads (in thousands)
Grain	68	67	133	136
Coal	94	94	176	181
Sulphur and fertilizers	50	47	98	92
Forest products	42	44	84	88
Industrial products	63	69	129	136
Intermodal	274	252	518	475
Automotive	48	48	94	90

Total carloads	639	621	1,232	1,198

Revenue ton-miles (in millions)
Grain	5,228	4,942	10,085	10,268
Coal	5,852	6,151	10,824	11,306
Sulphur and fertilizers	4,896	4,332	9,597	8,310
Forest products	2,746	2,703	5,493	5,488
Industrial products	3,073	3,071	6,331	6,171
Intermodal	6,244	5,703	11,824	10,715
Automotive	741	820	1,429	1,519

Total revenue ton-miles	28,780	27,722	55,583	53,777

Revenues

Total revenues in the second quarter of 2003 decreased by $9 million to $914 million from $923 million in 2002. Year-to-date, revenues were down $5 million to $1,793 million in 2003 from $1,798 million in 2002. Despite volume growth achieved in the second quarter, total revenues decreased $40 million due to the negative impact on U.S. revenues of the strengthening Canadian dollar relative to the U.S. dollar (the “Foreign Exchange Factor”). The year-to-date total revenues also suffered from the adverse effects of the drought on grain revenues.

Freight revenues increased $2 million to $875 million in the second quarter of 2003 from $873 million in the same period of 2002, and decreased $3 million in the six-month period for 2003 to $1,710 million from $1,713 million in 2002. The import/export containers, domestic intermodal and sulphur and fertilizer revenues remained strong and helped to mitigate the effects of the above-mentioned factors, including a decrease of $38 million due to the Foreign Exchange Factor.

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Revenues (cont)

Freight revenues	Three months		Six months
(in millions)	ended June 30		ended June 30
	(unaudited)		(unaudited)

	2003	2002	2003	2002

Grain	$143	$146	$272	$300
Coal	118	123	221	230
Sulphur and fertilizers	112	106	222	211
Forest products	85	90	172	181
Industrial products	94	103	197	207
Intermodal	238	214	457	414
Automotive	85	91	169	170

Total freight revenues	$875	$873	$1,710	$1,713

■	Grain

Revenues decreased by $3 million to $143 million in the second quarter of 2003 from $146 million in the same period in 2002, and by $28 million to $272 million in the six-month period of 2003 from $300 million for the same period in 2002. For the second quarter of 2003, Canadian grain shipments were affected by tariffs imposed by the U.S. on Canadian grain and durum. However, these trade actions have increased U.S. mill reliance on U.S. durum, increasing shipments in the U.S. of this commodity. Another positive influence on revenues during this period was stronger demand for shipment of corn in the U.S. The 2003 year-to-date grain revenues also reflect the ongoing effects of the drought and reduced volumes for the first quarter as a result of a labour disruption at the Port of Vancouver. This labour dispute, which ended in December 2002, resulted in the Canadian Wheat Board (“CWB”) diverting grain shipments to Prince Rupert until the end of March 2003, in accordance with agreements between the CWB and the Port of Prince Rupert. This diversion resulted in a shorter length of haul and reduced revenues for CPR.

■	Coal

Revenues decreased by $5 million to $118 million in the second quarter of 2003 from $123 million for the same period in 2002, and by $9 million to $221 million in the six-month period of 2003 from $230 million for the same period in 2002. The decrease was due to the effect of the Foreign Exchange Factor and lower export rail shipments reflecting reduced production and planned coal route maintenance programs.

■	Sulphur and Fertilizers

Revenues increased by $6 million to $112 million in the second quarter of 2003 from $106 million for the same period in 2002, and by $11 million to $222 million in the six-month period of 2003 from $211 million for the same period of 2002. A significant portion of this growth was attributable to CPR’s market share increase in the export potash transportation business, potash shipments beginning earlier in the year than in 2002 and a stronger sulphur market. However, this growth was partially offset by declines in the chemical-based fertilizer market.

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■	Forest Products

Revenues decreased by $5 million to $85 million in the second quarter of 2003 from $90 million for the same period in 2002, and by $9 million to $172 million in the six-month period of 2003 from $181 million for the same period in 2002. Although lumber volumes remained steady due to continued U.S. demand, forest products revenues declined as a result of the Foreign Exchange Factor. In addition, service issues caused by inclement weather and derailments hampered shipments in the first quarter of 2003.

■	Industrial Products

Revenues decreased by $9 million to $94 million in the second quarter of 2003 from $103 million for the same period in 2002, and by $10 million to $197 million in the six-month period of 2003 from $207 million for the same period in 2002. The decreases were mainly due to the Foreign Exchange Factor.

■	Intermodal

Revenues increased by $24 million to $238 million in the second quarter of 2003 from $214 million for the same period in 2002, and by $43 million to $457 million in the six-month period of 2003 from $414 million for the same period in 2002. CPR’s import-export business was up significantly as a result of new accounts at the Port of Vancouver and increased traffic through the Port of Montreal. The domestic intermodal market also contributed to this growth through CPR’s co-location initiative under which major retailers have built, or are committed to building, regional distribution facilities next to certain CPR intermodal terminals.

■	Automotive

Revenues decreased by $6 million to $85 million in the second quarter of 2003 from $91 million for the same period in 2002, and by $1 million to $169 million in the six-month period of 2003 from $170 million for the same period in 2002. Revenues were lower due to the Foreign Exchange Factor. For the six-month period, the Foreign Exchange Factor was offset by an increase in revenues in the first quarter of 2003, which was driven by new business in existing accounts as well as strong consumer demand for models transported by CPR.

■	Other Revenues

Other revenues decreased by $11 million to $39 million in the second quarter of 2003 from $50 million for the same period in 2002, and by $2 million to $83 million in the six-month period of 2003 from $85 million for the same period in 2002. Other revenues were lower primarily as a result of a favourable adjustment in the second quarter of 2002 to a gain on property sale from a previous period.

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Performance indicators	Three months		Six months
	ended June 30		ended June 30
	(unaudited)		(unaudited)

	2003	2002 (1)	2003	2002 (1)

Gross ton-miles (“GTM”) of freight (millions)	55,818	53,619	107,532	103,842
Train miles (thousands)	10,272	9,578	20,072	18,593
Freight revenue per RTM (cents)	3.04	3.15	3.08	3.19
Total operating expenses, excluding special charge, per train mile (dollars)	70.42	73.45	73.93	75.46
Average number of active employees (2)	16,507	16,410	15,933	15,829
Miles of road operated at end of period (3)	13,898	13,888	13,898	13,888
GTMs per active locomotive per day (thousands)	674	673	651	685
GTMs per mile of road operated (thousands)(3)	4,016	3,861	7,737	7,477
GTMs per average active employee (thousands) (2)	3,381	3,267	6,749	6,560
Average train weights (tons)	5,434	5,598	5,357	5,585
U.S. gallons of fuel per thousand GTMs	1.24	1.24	1.29	1.26
FRA personal injuries per 200,000 employee-hours	3.0	3.2	3.1	3.7
FRA train accidents per million train miles	1.2	1.6	1.5	1.6

(1) Prior period has been restated to conform with presentation in 2003
(2) Average of active employees at end of each month
(3) Excluding track on which CPR has haulage rights

Operating Expenses, excluding the special charge

Operating expenses, excluding the special charge, increased by $19 million to $723 million in the second quarter of 2003 from $704 million for the same period of 2002, and by $81 million to $1,484 million for the six-month period of 2003 from $1,403 million for the same period in 2002. For the second quarter of 2003, the strengthening Canadian dollar had a $31 million favourable impact on operating expenses, which was offset by high crude prices and refining margins, and by additional work stemming from intermodal growth. The increase in the year-to-date costs was also influenced by service disruptions caused by severe winter weather conditions and derailments that reduced productivity until mid-March of 2003. In addition, costs associated with maintaining customer service levels during periods of service disruption were incurred in the first quarter of 2003.

Operating expenses	Three months		Three months		Six months		Six months
(in $ millions)	ended June 30,		ended June 30,		ended June 30,		ended June 30,
	2003		2002		2003		2002
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

		% of		% of		% of		% of
	Expense	revenue	Expense	revenue	Expense	revenue	Expense	revenue

Compensation and benefits	$277	30.3%	$277	30.0%	$562	31.3%	$567	31.5%
Fuel	105	11.5	91	9.9	211	11.8	174	9.7
Materials	47	5.1	41	4.4	97	5.4	89	4.9
Equipment rents	63	6.9	70	7.6	130	7.3	134	7.5
Depreciation and amortization	93	10.2	85	9.2	187	10.4	173	9.6
Purchased services and other	138	15.1	140	15.2	297	16.6	266	14.8

Total	$723	79.1%	$704	76.3%	$1,484	82.8%	$1,403	78.0%

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■	Compensation and Benefits

Expenses for the second quarter of 2003 were unchanged from the same period in 2002 at $277 million. Expenses decreased $5 million to $562 million for the six-month period of 2003 from $567 million for the same period of 2002. Expenses remained flat in the second quarter as higher costs associated with inflation, fringe benefits and freight volumes were offset by lower variable incentive compensation costs and the positive impact of the Foreign Exchange Factor. Year-to-date expenses also include expense adjustments from the first quarter of 2003, which more than offset the impacts of inflation and higher pension expense.

■	Fuel

Expenses increased by $14 million to $105 million in the second quarter of 2003 from $91 million for the same period of 2002, and by $37 million to $211 million for the six-month period of 2003 from $174 million for the same period of 2002. The increase for the quarter was largely due to a significant escalation in fuel prices and an increase in gross ton-miles (“GTMs”), partially mitigated by CPR’s fuel hedging program. The year-to-date expenses were affected by these factors as well as by higher consumption rates in the first quarter of 2003 due to severe winter operating conditions.

■	Materials, Purchased Services and Other

Expenses increased by $4 million to $185 million in the second quarter of 2003 from $181 million for the same period of 2002, and by $39 million to $394 million for the six-month period of 2003 from $355 million for the same period of 2002. For the second quarter, the increase reflects a rise in locomotive maintenance and train servicing required as a result of increased volumes, which was partially offset by recoveries for joint facilities and other taxes. Higher insurance premiums and larger derailment costs were a factor for the first half of the year. The year-to-date increase also reflects a first quarter that was marked by severe weather conditions and derailments and the impact of CPR’s response to service disruptions by modifying its operations to maintain customer service levels. This led to more train starts and higher mechanical and transportation expenses. The variance for the first six months also includes a $15 million insurance settlement benefit in the first quarter of 2002.

■	Equipment Rents

Expenses decreased by $7 million to $63 million in the second quarter of 2003 from $70 million for the same period of 2002, and by $4 million to $130 million for the six-month period of 2003 from $134 million for the same period of 2002. The decreases primarily resulted from the positive impact of the Foreign Exchange Factor.

■	Depreciation and Amortization

Expenses increased by $8 million to $93 million in the second quarter of 2003 from $85 million for the same period of 2002, and by $14 million to $187 million for the six-month period of 2003 from $173 million for the same period of 2002. The increases resulted from additions to CPR’s capital assets.

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Other Income Statement Items

■	Other Charges

Other charges increased by $14 million to $9 million in the second quarter of 2003 from income of $5 million for the same period of 2002, and by $5 million to $13 million for the six-month period of 2003 from $8 million for the same period of 2002. The increase in the expense was due primarily to lower foreign exchange gains on working capital denominated in U.S. dollars. These gains were the result of the effect of the strengthening Canadian dollar on short-term investments and accounts receivable in 2002.

■	Foreign exchange gains on long-term debt

Foreign exchange gains on long-term debt increased by $40 million to $98 million in the second quarter of 2003 from $58 million for the same period of 2002, and by $115 million to $169 million for the six-month period of 2003 from $54 million for the same period of 2002. The increasing gain in 2003 was due to the effect of the Foreign Exchange Factor on long-term debt.

■	Interest Expense

Interest expense decreased by $8 million to $54 million in the second quarter of 2003 from $62 million for the same period of 2002, and by $14 million to $112 million for the six-month period of 2003 from $126 million for the same period of 2002. CPR reduced its interest expense by replacing higher-cost debt with lower-cost debt. The Company also benefited from the impact of the Foreign Exchange Factor on its interest expense.

■	Income Taxes

The effective income tax rates on income, excluding non-recurring items and FX on LTD, for each of the second quarter and first six months of 2003 and 2002, respectively, were 32.0% and 31.5%. In the first quarter of 2002, the Company reported an after-tax recovery of income taxes of approximately $72 million resulting from a favourable tax decision of the Federal Court of Appeal.

Changes in Accounting Policy

Changes in accounting policy are discussed in detail in Note 2 of the Notes to the Consolidated Financial Statements for the three and six-month periods ended June 30, 2003 under the heading “New accounting policies”.

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Liquidity and Capital Resources

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations and planned growth. CPR is not aware of any trends or expected fluctuations in its liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

■	Operating Activities

Cash provided by operating activities decreased by $67 million to $107 million in the second quarter of 2003 from $174 million for the same period of 2002, and by $43 million to $163 million for the six-month period of 2003 from $206 million for the same period of 2002. The drop for the second quarter of 2003 was largely due to a decline in earnings and working capital. The overall decrease in cash from operations for the six months was mainly due to lower net income.

Cash payments in the second quarter of 2003 related to severance under all restructuring initiatives, discussed in this MD&A under the sub-heading “Restructuring”, and CPR’s environmental remediation program, described in this MD&A under the sub-heading “Critical Accounting Estimates”, amounted to $24 million, compared with $27 million in the same quarter of 2002. For the year-to-date period, these cash payments totalled $46 million, compared with $54 million for the same period of 2002. The total accrued restructuring and environmental liability at June 30, 2003, was $513 million, of which $171 million is included in current liabilities.

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR as required.

■	Investing Activities

Cash used in investing activities increased by $39 million to $182 million in the second quarter of 2003 from $143 million for the same period of 2002, and by $158 million to $364 million for the six-month period of 2003 from $206 million for the same period of 2002. The second quarter increase resulted from increased capital spending on track projects. The increase for year-to-date 2003 was also due to the purchase of new locomotives in the first quarter of 2003.

■	Financing Activities

Cash used in financing activities increased by $169 million to $381 million in the second quarter of 2003 from $212 million for the same period of 2002, and decreased by $202 million to $34 million for the six-month period of 2003 from $236 million for the same period of 2002. The increase in cash used in financing in the second quarter of 2003 was due to less cash being drawn from a one-year revolving credit facility. For the year to date, the decrease in cash used in financing was due to the issuance of US$250 million of long-term debt in March 2003, which was partially offset by the borrowing on the credit facility in 2002.

At the end of the second quarter of 2003, CPR’s net-debt to net-debt-plus-equity ratio improved to 46.8%, compared with 48.9% at June 30, 2002. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments.

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CPR has available, as sources of financing, credit facilities of up to $581 million. CPR believes it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

Balance Sheet

Assets totalled $9,418 million at June 30, 2003, down from $9,866 million at March 31, 2003. The decrease was largely a result of less cash on hand resulting from the redemption of US$250 million debentures which matured in April, 2003.

Summary of contractual obligations and commitments

The following table indicates CPR’s known contractual obligations and commitments to make future payments as at June 30, 2003, under contracts such as debt, lease arrangements and commercial commitments:

Liabilities at June 30, 2003
Reflected on the balance sheet	Payments due by period
(in millions)

	Total	2003	2004	2006	After
			& 2005	& 2007	2007

Long-term debt	$2,731	$11	$263	$29	$2,428

Capital lease obligations	382	1	10	16	355

Total contractual obligations	$3,113	$12	$273	$45	$2,783

Other commitments and contingencies on
future operating income
(in millions)	Amount of commitment and contingencies per period

	Total	2003	2004	2006	After
			& 2005	& 2007	2007

Supplier purchase obligations	$924	$133	$214	$185	$392

Operating leases (1)	346	62	158	93	33

Letters of credit	201	192	9

Capital commitments	81	66	13	2

Sale of accounts receivable	120	120

Surety bonds	120	96	24

Interest rate locks on long-term debt — unrealized loss	23	23

Crude oil futures — unrealized gain	(22)	(8)	(12)	(2)

Total commitments and contingencies	$1,793	$684	$406	$278	$425

(1)	CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $58 million in 2006 and beyond. Based on independent appraisals, management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

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Financial Instruments

The Company’s policy is to not utilize derivative financial and commodity instruments for trading or speculative purposes. CPR’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with variable interest rate loans, foreign exchange fluctuations and fluctuations in the price of diesel fuel. A portion of the U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Unrealized foreign exchange gains and losses on a portion of the U.S. dollar denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

Business Risks and Critical Accounting Estimates

Future Trends, Commitments and Risks

The future trends, commitments and risks disclosed in the annual MD&A for the year ended December 31, 2002 and for the first quarter of 2003 remain substantially unchanged, except for the following recent developments:

Canadian Pacific Railway continues to work closely with Canadian and U.S. officials to ensure the safe and secure movement of goods across the U.S. border. Among other security initiatives, CPR has signed an agreement with Canadian and U.S. Customs agencies to install significant new security measures at selected rail border points. Under a joint Declaration of Principles signed in April, 2003, CPR committed to work with Canadian and U.S. customs agencies to install sophisticated cargo screening systems that will examine U.S.-bound rail shipments at selected border crossings. New radiation detection devices and more stringent advanced electronic reporting requirements will also be introduced. This joint government-industry initiative was the culmination of several months of discussions regarding ways to enhance the security of U.S.-bound rail shipments while ensuring uninterrupted access to the U.S. market for CPR customers. The new security measures will be introduced at five CPR border crossings starting later this year.

CPR also continues its involvement in the U.S.-based Customs-Trade Partnership Against Terrorism (C-TPAT) and Canada Customs’ Partners in Protection program.

On June 18, 2003 members of the Rail Canada Traffic Controllers (“RCTC”) union began engaging in a legal strike. The collective agreement between CPR and the RCTC expired January 1, 2003 and negotiations failed to result in a new collective agreement. The RCTC notified CPR that its members would walk off the job on June 18, 2003 and CPR responded with a lockout notice to the RCTC, as CPR was not willing to accept rotating or selective strikes. CPR activated contingency plans to maintain regular rail service and has been operating its business as usual during the strike with management employees handling the responsibilities of rail traffic controllers. At this time, management of CPR is unable to determine when a resolution will be reached with the RCTC.

CPR is currently in negotiations with the Canadian Council of Railway Operating Unions, representing CPR’s conductors and locomotive engineers, whose contract expired January 1, 2003.

The U.S. Department of Commerce continues to undergo anti-dumping and countervailing duty investigations with respect to Canadian grain. As a result, the U.S. has imposed additional tariffs on Canadian grain exported to the U.S. A final determination of these investigations is expected later this year, with the potential of the tariffs being returned if no injury is shown. In conjunction with these

12

tariffs and its own investigation into anti-dumping and countervailing duty charges, the U.S. has re-filed its complaint against the Government of Canada and the CWB at the World Trade Organization (“WTO”). The WTO originally dismissed this case because the U.S. did not clearly identify the Canadian laws and regulations which the U.S. claimed were inconsistent with Canada’s obligations under the General Agreement on Tariffs and Trade. A ruling on this matter is expected in the summer of 2004.

On July 1, 2003, the Company entered into an agreement to acquire US$67 million of equipment in the third quarter, which CPR expects to transfer to a financial leasing company with which it will enter into an operating lease.

On July 2, 2003, the Company completed the issuance of $350 million in unsecured Medium Term Notes, with a coupon of 4.9% due June 15, 2010. Cash proceeds of $348 million were received and $23 million was paid to settle interest rate locks that were used as a cash flow hedge on $200 million of the debt. The net proceeds from this offering will be used by the Company to reduce outstanding indebtedness of the Company or its subsidiaries owed to third parties or affiliates, to finance capital expenditures and investments by the Company or its subsidiaries, or for general corporate purposes.

On July 2, 2003, CPR entered into cross-currency, fixed to floating interest rate swap agreements of $105 million which will convert a portion of the $350 million in Medium Term Notes to floating rate U.S.-dollar denominated debt.

CPR is one of four short-listed bidders under a Request For Proposals process initiated by the government of British Columbia regarding the future operation of B.C. Rail. The short-listed bidders, including CPR, are now conducting due diligence, and revised proposals are to be submitted in the fall of 2003.

Special Charge

In the second quarter of 2003, CPR recorded the special charge in the amount of $228 million, in order to recognize the cost of a productivity program to eliminate 820 job positions by the end of 2005 and to reflect the fair market value of certain under-performing assets.

The special charge includes $105 million to accrue for labour liabilities resulting from a company-wide productivity-driven staff reduction initiative and the future rental payments for leased space no longer being used by the Company as a result of the staff downsizing and a $116 million write-down to fair market value of the assets of CPR’s Northeastern US subsidiary the Delaware & Hudson Railway Company, Inc. (“D&H”), including a $22 million accrual for the impact of the labour restructuring. The special charge also includes the write-off of two other non-beneficial investments, a supply-chain management subsidiary and an investment in an industry wide procurement entity, totaling $7 million.

The $105 million charge related to the staff reduction initiative is for the elimination of 820 job positions over the next three years: 370 positions in 2003, 330 positions in 2004 and 120 positions in 2005. CPR will, however, selectively hire in specific areas of the business as required by growth or changes in traffic patterns.

Also included in this charge is $2 million for the future rental payments for a property that has ceased to be used by CPR as a result of staff reduction initiatives. Payments of termination benefits and property rents are expected to occur until 2009. The cash payments, including restructuring costs for the D&H, are as follows: $23 million in 2003, $45 million in 2004, $19 million in 2005, $17 million in

13

2006 and $28 million in the remaining years to 2009. These payments are expected to be funded from CPR’s general operations.

Productivity improvements stemming from the elimination of these job positions are anticipated to result in lower compensation and benefits expenses of approximately $11 million in 2003, approximately $43 million in 2004, approximately $58 million in 2005 and approximately $62 million in future years as the full year benefit of the final staff reductions is realized.

The write-down of the assets of D&H of $94 million results in a more accurate reflection of the current fair value of its operations. Following this asset impairment charge, CPR will restructure the D&H to improve its economic performance.

The write-off of CPR’s investments in two under-performing assets amounted to $7 million. Administrative costs will be reduced following CPR’s absorption of its supply chain management subsidiary. This will allow CPR to provide logistics and supply chain management expertise as a direct extension of its freight transportation services. In addition, all purchasing activities will be re-absorbed into CPR as it intends to end its participation in an industry-wide procurement entity.

Restructuring

CPR’s restructuring liabilities as at June 30, 2003 include labour liabilities related to staff reductions planned for 2003 to 2005 which have been discussed above under the heading “Special Charge”. In addition, the liabilities also include residual payments to protected employees for restructuring plans that are substantially complete. These payments are expected to continue in decreasing amounts until 2025 and will be funded from CPR’s general operations. The amounts and timing of the cash payments are anticipated to be as follows: $26 million in the remainder of 2003, $58 million in 2004, $45 million in 2005, $38 million in 2006 and $169 million in the remaining years to 2025.

As at June 30, 2003 CPR’s labour liabilities, including those recorded as part of the special charge discussed above, totaled $397 million compared to $353 million at June 30, 2002. Payments in the second quarter of 2003 relating to these liabilities were $17 million compared to $28 million in the same quarter in 2002. For the year-to-date, payments relating to these liabilities totaled $37 million compared to $48 million in the same period in 2002.

Also included in the restructuring liabilities are accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated as follows: $7 million in the second half of 2003, $5 million in 2004, $2 million in 2005 and $1 million in the remaining years to 2009. At June 30, 2003 these liabilities, including the accrual recorded as part of the special charge in the second quarter of 2003, totaled $12 million compared to $15 million at June 30, 2002. Payments made in the second quarter relating to these items were $4 million, compared to $2 million in the same quarter in 2002. Year-to-date payments were $5 million compared to $3 million in the same period of 2002.

Critical Accounting Estimates

To prepare financial statements which conform with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant

14

and equipment, future income taxes and legal and personal injury liabilities, using the most current information available.

The development, selection and disclosure of these estimates as well as this MD&A have been reviewed with the Audit, Finance and Risk Management Committee of the Board of Directors.

The critical accounting estimates disclosure in the annual MD&A for the year ended December 31, 2002 and for the quarter ended March 31, 2003 remains substantially unchanged, except for the following recent developments:

■	Environmental Liabilities

At June 30, 2003, the accrual for environmental remediation amounted to $104 million, of which the long-term portion amounting to $80 million was included in deferred liabilities and the short-term portion amounting to $24 million was included in accrued liabilities. Total payments in the second quarter of 2003 were $3 million, bringing the total payments after six months to $4 million. The U.S. denominated portion of the liability was affected by the Foreign Exchange Factor, resulting in a decrease in environmental liabilities for 2003 of $3 million for the second quarter and $7 million year-to-date. Costs incurred under CPR’s environmental remediation program are charged against the accrual.

■	Pensions and Other Benefits

Pension and post-retirement benefits expenses are included in the Compensation and benefits line in CPR’s income statement. For the three months ended June 30, 2003, pension expense was $4 million consisting of defined benefit pension expense of $3 million plus defined contribution pension expense (equal to contributions) of $1 million. Post-retirement benefits expense was $10 million, resulting in combined pension and post-retirement benefits expenses of $14 million. For the year-to-date, pension expense was $9 million consisting of $7 million of defined benefit expense and $2 million of defined contribution expense. Post-retirement benefits expense was $12 million, for a combined total of $21 million for pension and post-retirement benefits expense.

On the June 30, 2003 balance sheet, the net provision for prepaid pension costs and other benefits accruals totaled $133 million. Other Assets and Deferred Charges include prepaid pension costs of $362 million offset by accrued pension costs of $12 million and other benefits accruals of $217 million included in Deferred Liabilities. The other benefits accruals consist of the costs estimated for post- retirement benefits and Workers Compensation Board payments.

As at December 31, 2002, the Company’s defined benefit pension plan had a deficit of $864 million. The funding of the plan deficit is federally regulated and the Company complies with the funding requirements. A plan surplus or deficit is calculated as the difference between an actuarially estimated obligation for pension payments and the fair market value of the assets that have been invested to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate bonds. The discount rate is one of the factors that can influence the plan deficit. Some of the other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, for every 1.0 percentage point that the discount rate varies above (or below) the estimated discount rate, it can cause the deficit to decrease (or increase) by approximately $640 million. Similarly, for every 1.0 percentage point that the actual return on assets varies above (or below) the estimated return for the year, it can

15

cause the deficit to decrease (or increase) by approximately $50 million. If current conditions persist, this would eventually result in significant increases to funding and pension expense.

■	Property, Plant and Equipment

The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of Net Properties on the balance sheet. Depreciation expense relating to properties amounted to $93 million for the second quarter of 2003 and $187 million year-to-date. At June 30, 2003, accumulated depreciation was $4,250 million.

■	Future Income Taxes

Future income tax recovery totaling $(32) million was included in income taxes for the second quarter of 2003, with a year-to-date recovery total of $(11) million.

At June 30, 2003, future income tax liabilities of $1,218 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $75 million realizable within one year were recorded as a current asset.

■	Legal and Personal Injury Liabilities

Provisions for incidents, claims and litigation charged to income are included in Purchased Services and Other on CPR’s consolidated income statement and amounted to $18 million for the second quarter and $44 million for the six months ended June 30, 2003.

Accruals for incidents, claims and litigation totaled $163 million, net of insurance recoveries, at June 30, 2003. Of this accrual, $96 million is included in Deferred Liabilities, $90 million is included in Accounts Payable and Accrued Liabilities offset by $14 million included in Other Assets and Deferred Charges and $9 million included in Accounts Receivable.

Forward-Looking Information

This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general

16

global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies was uncertain in 2002 and remains uncertain in 2003. The drought conditions that affected some grain producing areas in North America in 2002 are not expected to persist in the second half of 2003, however weather and other factors could still influence crops. Fuel prices also remain uncertain in 2003. Fuel prices are affected by many factors, including worldwide oil demand, international politics, and the ability of major oil producing countries to comply with agreed upon production quotas.

The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unclear as the value of the Canadian dollar is affected by a number of domestic and international factors including, among other things, economic performance and government monetary policies.

There is also continuing uncertainty with respect to security issues involving the movement of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

In the competitive environment, new rules governing railway mergers were established by the Surface Transportation Board (“STB”) in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, the ongoing review of the Canada Transportation Act (CTA) may result in amendments that could affect the competitive capability and commercial strategies of Canadian railways. While it is not possible to predict the outcome of the review, the final report issued in July 2001 expressly recognized that to compete internationally, Canada requires a viable, sustainable rail industry.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed elsewhere in this MD&A with the particular forward-looking statement in question.

17

Additional information on
Canadian Pacific Railway is available on our
website at www.cpr.ca

Canadian Pacific Railway Limited
Suite 500
401 - 9th Avenue SW
Calgary, Alberta
Canada T2P 4Z4
Tel: (403) 319-7000

www.cpr.ca     TSX/NYSE: CP

Office of the Corporate Secretary
Suite 2000 Gulf Canada Square
401 - 9th Avenue SW
Calgary Alberta T2P 4Z4
Tel (403) 319-6171 Fax (403) 319-6770

Canadian Pacific Railway Limited

Robert V. Horte
Senior Assistant Corporate Secretary

August 1, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Department of Government Services and Lands, Newfoundland and Labrador

Dear Sirs:

Re:	Filing of Interim Financial Statements and Coverage Ratios for Canadian Pacific Railway

The comparative consolidated financial statements for the period ended June 30, 2003 include updated historical asset and interest coverage ratios of Canadian Pacific Railway Company, a wholly owned subsidiary of Canadian Pacific Railway Limited. This information is provided in accordance with the continuous filing obligations of National Instrument 44-102 arising from Canadian Pacific Railway Company’s Medium Term Note program in respect of which a Short Form Prospectus relating to the offering of Medium Term Notes in an aggregate principal amount of up to $1,000,000,000 was filed with the securities regulatory authorities across Canada on May 28, 2002.

If you have any questions, please contact the undersigned at (403) 319-6171.

Yours truly,

CANADIAN PACIFIC RAILWAY LIMITED

(signed)

Robert V. Horte
Senior Assistant Corporate Secretary

August 1, 2003

To the securities commission or similar authority
in each of the Provinces of Canada

Dear Sirs:

Canadian Pacific Railway

We are the auditors of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (the “Company”), and under date of February 18, 2003, reported to the shareholders on the following financial statements incorporated by reference in the Short Form Prospectus dated May 28, 2002 relating to the sale and issue of up to $1 Billion Medium Term Notes (Unsecured) by the Company:

•	Consolidated balance sheets as at December 31, 2002 and 2001; and

•	Consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2002.

The Short Form Prospectus also incorporates by reference the following unaudited interim financial statements:

•	Consolidated balance sheet as at March 31, 2003 and June 30, 2003;

•	Statements of consolidated income, retained income and cash flows for the three-month periods ended March 31, 2003 and 2002; and for the three and six-month periods ended June 30, 2003 and 2002.

We are advised by the Company and understand the Company is permitted under applicable securities laws and an exemption order issued by Canadian securities regulatory authorities to incorporate by reference, financial statements of CPRL in the prospectus in lieu of financial statements of the Company.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International
Limited, each of which is a separate and independent legal entity.

We have not audited any financial statements of CPRL as at any date or for any period subsequent to December 31, 2002. Although we have performed an audit for the year ended December 31, 2002, the purpose and therefore the scope of the audit, was to enable us to express our opinion on the consolidated balance sheets as at December 31, 2002 and 2001 and the statements of consolidated income, retained earnings and cash flows for each of the three years in the period ended December 31, 2002 but not on the financial statements for any interim period within those years or subsequent to them. Therefore, we are unable to and do not express an opinion on above-mentioned unaudited interim financial statements, nor on the financial position, results of operations or cash flows of CPRL as at any date or for any period subsequent to December 31, 2002.

We have, however, performed a review of the unaudited interim financial statements of CPRL as at March 31, 2003 and June 30, 2003, and for the three-month period ended March 31, 2003 and 2002, and for the three and six-month periods ended June 30, 2003 and 2002. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity’s auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all-significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed by) “PricewaterhouseCoopers LLP”

Chartered Accountants

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